Exhibit 99.2
Notice of Availability of Proxy Materials
for CRESCO LABS INC. Annual General and Special Meeting

Meeting Date and Time: July 10, 2024 Location: web.lumiconnect.com/290628777

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:
http://www.investors.crescolabs.com OR
www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials
Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by June 26, 2024, in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedarplus.ca.
For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888- 290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting
The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:
1.to receive the Corporation's financial statements for the years ended December 31, 2023 and 2022, together with the auditor's report thereon;
2.to set the number of directors of the Corporation at eight (8);
3.to elect the directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed;
4.to appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the remuneration thereof;
5.to consider and, if thought fit, to pass an ordinary resolution approving certain amendments to the Corporation's Long-Term Incentive Plan and approving unallocated entitlements thereunder;
6.to approve the Corporation's Option Exchange Program; and
7.to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof.

Voting
To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by July 8, 2024
Stratification
The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.
Annual Financial Statements
The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.